SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-13950

NOTIFICATION OF LATE FILING

(Check One):	☐ Form10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

     For Period Ended:     December 31, 2002

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRATION INFORMATION

Full name of registrant    Central Parking Corporation

Former name if applicable     N/A

Address of principal executive office (Street and number)     2401 21st Ave. South, Suite 200

City, state and zip code     Nashville, Tennessee 37212

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Central Parking Corporation’s Quarterly Report on Form 10-Q for the three months ended December 31, 2002 cannot be filed within the prescribed time period due to delays in completing the preparation of the necessary financial statements and providing such information to its Audit Committee and independent auditors in time to allow for them to fulfill their responsibilities in thoroughly reviewing the Quarterly Report. This delay could not have been eliminated by the Company without unreasonable effort or expense. The Company expects to file its Quarterly Report on Form 10-Q by the next trading date of February 18, 2003.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

William J. Vareschi, Jr.	(615) 297-4255

(Name)	(Area Code) (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company announced GAAP net earnings of $0.19 per diluted share for the quarter ended December 31, 2002. This compares to reported GAAP net earnings for the quarter ended December 31, 2001 of $0.18 per diluted share. Revenues for the first quarter of fiscal 2003 excluding reimbursed management costs increased to $183.0 million compared to $177.0 million in the year-earlier period.

Central Parking Corporation

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 17, 2003	By: /s/ William J. Vareschi, Jr. William J. Vareschi, Jr. Chief Executive Officer

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